                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)

                               ACADIA REALTY TRUST
                                (Name of Issuer)

              COMMON SHARES OF BENEFICIAL INTEREST, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   004239 10 9
                      (CUSIP Number of Class of Securities)

                              KENNETH MILLER, ESQ.
                                 YALE UNIVERSITY
                                55 WHITNEY AVENUE
                            NEW HAVEN, CT 06510-1300
                                 (203) 432-0120
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                    Copy to:
                             MICHAEL W. BLAIR, ESQ.
                              DEBEVOISE & PLIMPTON
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 909-6000

                                   MAY 2, 2006
         (Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13D

                                                           CUSIP NO. 004239 10 9
--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Yale University
     I.R.S. Identification No. 06-0646973-N

--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [ ]
                                                                         (B) [ ]

--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS
     WC

--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                          [ ]

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Connecticut

--------------------------------------------------------------------------------
               (7)  SOLE VOTING POWER
                    2,258,738

               -----------------------------------------------------------------
  NUMBER OF    (8)  SHARED VOTING POWER
   SHARES           112,000
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       (9)  SOLE DISPOSITIVE POWER
  REPORTING         2,258,738
 PERSON WITH
               -----------------------------------------------------------------
               (10) SHARED DISPOSITIVE POWER
                    112,000

--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,370,738

--------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [ ]

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.5%

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     EP

--------------------------------------------------------------------------------

                         AMENDMENT NO. 9 TO SCHEDULE 13D

     The statement on Schedule 13D (the "Statement") filed on September 25, 2002, as amended by Amendment Nos. 1, 2, 3, 4, 5, 6 7 and 8 thereto filed on March 23, 2004, March 26, 2004, March 31, 2004, November 9, 2004, November 10,
2004, November 29, 2004, August 26, 2005 and March 8, 2006, respectively, relating to the common shares of beneficial interest, par value $.001 per share (the "Common Shares") of Acadia Realty Trust, a Maryland real estate investment trust (the "Trust"), is hereby amended and supplemented as set forth below in this Amendment No. 9 to the Statement by Yale University, a Connecticut corporation (the "Reporting Person"). Capitalized terms used below and not otherwise defined herein shall have the meaning set forth in the Statement, as so amended.

ITEM 4. PURPOSE OF TRANSACTION

     The disclosure in Item 4 is hereby amended and supplemented by adding the following:

     On May 2, 2006, the Reporting Person sold 20,000 Common Shares in brokers transactions at a price of $22.50 per share. Between March 6, 2006 and March 13, 2006, the Reporting Person sold 291,000 Common Shares in brokers transactions at prices ranging from $22.00 - $23.30 per share and YURPSE sold 24,000 Common Shares in brokers transactions at prices ranging from $22.00 - $23.30 per share.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The disclosure in Item 5(a) is hereby amended and restated to read in its entirety as follows:

     (a) The Reporting Person beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, 2,370,738 Common Shares. The Common Shares owned by the Reporting Person constitute approximately 7.5% of the Common Shares issued and outstanding (computed on the basis of 31,758,244 Common Shares issued and outstanding, as reported in the Trust's Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006)."

     The disclosure in Item 5(b) is hereby amended and restated to read in its entirety as follows:

     (b) The Reporting Person has sole power to dispose of 2,258,738 Common Shares and shared power to direct the disposition of 112,000 Common Shares held of record by YURPSE. YURPSE has shared power to direct the disposition of 112,000 Common Shares.

     The Reporting Person has sole power to vote 2,258,738 Common Shares and shared power to direct the vote of 112,000 Common Shares held of record by YURPSE. YURPSE has shared power to direct the vote of 112,000 Common Shares.

     The Reporting Person disclaims beneficial ownership of the Common Shares held by YURPSE."

     The disclosure in Item 5(c) is supplemented as follows:

     (c) The Reporting Person sold Common Shares in brokers transactions as follows:

     DATE        NUMBER OF SHARES   PRICE PER SHARE
--------------   ----------------   ---------------
May 2, 2006           20,000             $22.50
March 13, 2006         1,848             $23.00
March 13, 2006         1,662             $23.05
March 13, 2006           185             $23.10
March 13, 2006           647             $23.12
March 10, 2006         3,049             $22.69
March 10, 2006         2,956             $22.70
March 10, 2006           370             $22.71
March 10, 2006           739             $22.72
March 10, 2006           370             $22.74
March 10, 2006         6,005             $22.75
March 10, 2006         1,386             $22.76
March 10, 2006         2,864             $22.77
March 10, 2006         1,386             $22.78
March 10, 2006         4,434             $22.79
March 10, 2006        11,177             $22.80

     DATE        NUMBER OF SHARES   PRICE PER SHARE
--------------   ----------------   ---------------
March 10, 2006         1,016             $22.81
March 10, 2006           831             $22.83
March 10, 2006            92             $22.84
March 10, 2006           185             $22.85
March 10, 2006           185             $22.86
March 10, 2006         1,200             $22.89
March 10, 2006         1,293             $22.90
March 10, 2006         4,250             $22.91
March 10, 2006         1,293             $22.92
March 10, 2006           554             $22.93
March 10, 2006           370             $22.94
March 10, 2006           185             $22.96
March 9, 2006            647             $22.21
March 9, 2006            185             $22.22
March 9, 2006            277             $22.23
March 9, 2006            185             $22.24
March 9, 2006          4,527             $22.25
March 9, 2006            277             $22.26
March 9, 2006          4,157             $22.27
March 9, 2006            462             $22.28
March 9, 2006             92             $22.29
March 9, 2006          3,141             $22.30

     DATE        NUMBER OF SHARES   PRICE PER SHARE
--------------   ----------------   ---------------
March 9, 2006          1,201             $22.31
March 9, 2006            554             $22.32
March 9, 2006            277             $22.33
March 9, 2006             92             $22.34
March 9, 2006          1,016             $22.35
March 9, 2006            647             $22.36
March 9, 2006          1,109             $22.37
March 9, 2006          1,109             $22.38
March 9, 2006            739             $22.39
March 9, 2006          5,079             $22.40
March 9, 2006            185             $22.41
March 9, 2006          2,310             $22.42
March 9, 2006          1,016             $22.43
March 9, 2006            739             $22.44
March 9, 2006          2,032             $22.45
March 9, 2006            185             $22.46
March 9, 2006            370             $22.47
March 9, 2006            370             $22.48
March 9, 2006            185             $22.49
March 9, 2006            739             $22.50
March 9, 2006          1,848             $22.51

     DATE        NUMBER OF SHARES   PRICE PER SHARE
--------------   ----------------   ---------------
March 9, 2006            370             $22.52
March 9, 2006          3,972             $22.53
March 9, 2006            185             $22.54
March 9, 2006            277             $22.55
March 9, 2006            554             $22.56
March 9, 2006            554             $22.57
March 9, 2006          1,755             $22.58
March 9, 2006             92             $22.59
March 9, 2006          2,679             $22.60
March 8, 2006         10,347             $22.00
March 8, 2006            924             $22.01
March 8, 2006            554             $22.05
March 8, 2006            831             $22.06
March 8, 2006            185             $22.07
March 8, 2006            277             $22.09
March 8, 2006          8,130             $22.10
March 8, 2006          1,109             $22.11
March 8, 2006            370             $22.14
March 8, 2006            185             $22.15
March 8, 2006             92             $22.16
March 8, 2006            831             $22.20
March 8, 2006            647             $22.21

     DATE        NUMBER OF SHARES   PRICE PER SHARE
--------------   ----------------   ---------------
March 8, 2006          1,663             $22.22
March 8, 2006            831             $22.23
March 8, 2006          2,956             $22.25
March 8, 2006             92             $22.29
March 8, 2006            185             $22.30
March 7, 2006         69,471             $22.30
March 7, 2006         24,204             $22.35
March 7, 2006             92             $22.37
March 7, 2006            647             $22.40
March 7, 2006             92             $22.41
March 7, 2006          1,109             $22.42
March 7, 2006          4,989             $22.43
March 7, 2006            739             $22.44
March 7, 2006             92             $22.45
March 7, 2006          1,016             $22.46
March 7, 2006            831             $22.50
March 7, 2006          1,016             $22.51
March 7, 2006            277             $22.52
March 7, 2006            462             $22.53
March 7, 2006             92             $22.54
March 7, 2006            924             $22.55

     DATE        NUMBER OF SHARES   PRICE PER SHARE
--------------   ----------------   ---------------
March 7, 2006            185             $22.59
March 7, 2006             92             $22.66
March 7, 2006            185             $22.75
March 7, 2006            185             $22.79
March 7, 2006          1,109             $22.86
March 6, 2006          4,156             $23.00
March 6, 2006            277             $23.01
March 6, 2006            277             $23.02
March 6, 2006          1,109             $23.04
March 6, 2006            739             $23.05
March 6, 2006          2,494             $23.06
March 6, 2006          1,663             $23.07
March 6, 2006            554             $23.08
March 6, 2006            277             $23.09
March 6, 2006         18,937             $23.10
March 6, 2006          4,619             $23.11
March 6, 2006            277             $23.12
March 6, 2006          3,418             $23.13
March 6, 2006            647             $23.14
March 6, 2006          1,663             $23.15
March 6, 2006            924             $23.16
March 6, 2006          2,032             $23.17

     DATE        NUMBER OF SHARES   PRICE PER SHARE
--------------   ----------------   ---------------
March 6, 2006            647             $23.18
March 6, 2006            924             $23.19
March 6, 2006          3,233             $23.20
March 6, 2006          1,201             $23.21
March 6, 2006            370             $23.22
March 6, 2006            647             $23.23
March 6, 2006            185             $23.25
March 6, 2006            370             $23.26
March 6, 2006          1,109             $23.27
March 6, 2006          1,940             $23.28
March 6, 2006          1,201             $23.29
March 6, 2006            370             $23.30

YURPSE sold Common Shares in brokers transactions as follows:

     DATE        NUMBER OF SHARES   PRICE PER SHARE
--------------   ----------------   ---------------
March 13, 2006           152             $23.00
March 13, 2006           138             $23.05
March 13, 2006            15             $23.10
March 13, 2006            53             $23.12
March 10, 2006           251             $22.69
March 10, 2006           244             $22.70
March 10, 2006            30             $22.71
March 10, 2006            61             $22.72

     DATE        NUMBER OF SHARES   PRICE PER SHARE
--------------   ----------------   ---------------
March 10, 2006            30             $22.74
March 10, 2006           495             $22.75
March 10, 2006           114             $22.76
March 10, 2006           236             $22.77
March 10, 2006           114             $22.78
March 10, 2006           366             $22.79
March 10, 2006           923             $22.80
March 10, 2006            84             $22.81
March 10, 2006            69             $22.83
March 10, 2006             8             $22.84
March 10, 2006            15             $22.85
March 10, 2006            15             $22.86
March 10, 2006           100             $22.89
March 10, 2006           107             $22.90
March 10, 2006           350             $22.91
March 10, 2006           107             $22.92
March 10, 2006            46             $22.93
March 10, 2006            30             $22.94
March 10, 2006            15             $22.96
March 9, 2006             53             $22.21
March 9, 2006             15             $22.22
March 9, 2006             23             $22.23
March 9, 2006             15             $22.24

     DATE        NUMBER OF SHARES   PRICE PER SHARE
--------------   ----------------   ---------------
March 9, 2006            373             $22.25
March 9, 2006             23             $22.26
March 9, 2006            343             $22.27
March 9, 2006             38             $22.28
March 9, 2006              8             $22.29
March 9, 2006            259             $22.30
March 9, 2006             99             $22.31
March 9, 2006             46             $22.32
March 9, 2006             23             $22.33
March 9, 2006              8             $22.34
March 9, 2006             84             $22.35
March 9, 2006             53             $22.36
March 9, 2006             91             $22.37
March 9, 2006             91             $22.38
March 9, 2006             61             $22.39
March 9, 2006            421             $22.40
March 9, 2006             15             $22.41
March 9, 2006            190             $22.42
March 9, 2006             84             $22.43
March 9, 2006             61             $22.44
March 9, 2006            168             $22.45
March 9, 2006             15             $22.46
March 9, 2006             30             $22.47

     DATE        NUMBER OF SHARES   PRICE PER SHARE
--------------   ----------------   ---------------
March 9, 2006             30             $22.48
March 9, 2006             15             $22.49
March 9, 2006             61             $22.50
March 9, 2006            152             $22.51
March 9, 2006             30             $22.52
March 9, 2006            328             $22.53
March 9, 2006             15             $22.54
March 9, 2006             23             $22.55
March 9, 2006             46             $22.56
March 9, 2006             46             $22.57
March 9, 2006            145             $22.58
March 9, 2006              8             $22.59
March 9, 2006            221             $22.60
March 8, 2006            853             $22.00
March 8, 2006             76             $22.01
March 8, 2006             46             $22.05
March 8, 2006             69             $22.06
March 8, 2006             15             $22.07
March 8, 2006             23             $22.09
March 8, 2006            670             $22.10
March 8, 2006             91             $22.11
March 8, 2006             30             $22.14
March 8, 2006             15             $22.15

     DATE        NUMBER OF SHARES   PRICE PER SHARE
--------------   ----------------   ---------------
March 8, 2006              8             $22.16
March 8, 2006             69             $22.20
March 8, 2006             53             $22.21
March 8, 2006            137             $22.22
March 8, 2006             69             $22.23
March 8, 2006            244             $22.25
March 8, 2006              8             $22.29
March 8, 2006             15             $22.30
March 7, 2006          5,729             $22.30
March 7, 2006          1,996             $22.35
March 7, 2006              8             $22.37
March 7, 2006             53             $22.40
March 7, 2006              8             $22.41
March 7, 2006             91             $22.42
March 7, 2006            411             $22.43
March 7, 2006             61             $22.44
March 7, 2006              8             $22.45
March 7, 2006             84             $22.46
March 7, 2006             69             $22.50
March 7, 2006             84             $22.51
March 7, 2006             23             $22.52
March 7, 2006             38             $22.53
March 7, 2006              8             $22.54

     DATE        NUMBER OF SHARES   PRICE PER SHARE
--------------   ----------------   ---------------
March 7, 2006             76             $22.55
March 7, 2006             15             $22.59
March 7, 2006              8             $22.66
March 7, 2006             15             $22.75
March 7, 2006             15             $22.79
March 7, 2006             91             $22.86
March 6, 2006            344             $23.00
March 6, 2006             23             $23.01
March 6, 2006             23             $23.02
March 6, 2006             91             $23.04
March 6, 2006             61             $23.05
March 6, 2006            206             $23.06
March 6, 2006            137             $23.07
March 6, 2006             46             $23.08
March 6, 2006             23             $23.09
March 6, 2006          1,563             $23.10
March 6, 2006            381             $23.11
March 6, 2006             23             $23.12
March 6, 2006            282             $23.13
March 6, 2006             53             $23.14
March 6, 2006            137             $23.15
March 6, 2006             76             $23.16
March 6, 2006            168             $23.17

     DATE        NUMBER OF SHARES   PRICE PER SHARE
--------------   ----------------   ---------------
March 6, 2006             53             $23.18
March 6, 2006             76             $23.19
March 6, 2006            267             $23.20
March 6, 2006             99             $23.21
March 6, 2006             30             $23.22
March 6, 2006             53             $23.23
March 6, 2006             15             $23.25
March 6, 2006             30             $23.26
March 6, 2006             91             $23.27
March 6, 2006            160             $23.28
March 6, 2006             99             $23.29
March 6, 2006             30             $23.30

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2006

                                        YALE UNIVERSITY


                                        By: /s/ David F. Swensen
                                            ------------------------------------
                                        Name: David F. Swensen
                                        Title: Chief Investment Officer